UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Inseego Corp.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

45782B104
(CUSIP Number)

Edward E. Murphy c/o North Sound Management, Inc. 115 East Putnam Avenue Greenwich, CT 06830 (203) 340-8306
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 45782B104	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON North Sound Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,026,995
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,026,995
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,026,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 45782B104	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON North Sound Trading, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,026,995
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,026,995
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,026,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 45782B104	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON Brian Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,058,730
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,058,730
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,058,730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45782B104	SCHEDULE 13D	Page 5 of 7

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by North Sound Management, Inc. (“NS Manager”), Brian Miller and North Sound Trading, LP (“NS Trading” and, together with NS Manager and Mr. Miller, the “Reporting Persons”) relating to the shares of common stock, par value $0.001 per share (“Common Stock”) of Inseego Corp., a Delaware corporation (the “Issuer”).

Item 5.  Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
(a)        The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on a total of (i) 96,222,460 shares of Common Stock outstanding as of May 4, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2020.

Based on calculations made in accordance with Rule 13d-3(d), NS Trading and NS Manager may be deemed to beneficially own 7,026,995 shares of Common Stock, constituting approximately 7.3% of the outstanding shares of Common Stock.  The number of shares includes 625,000 shares issuable upon conversion of the New Warrants and excludes 4,404,758 shares issuable conversion of the 2025 Notes described in Item 6.  Mr. Miller, in addition to the shares indirectly beneficially owned through NS Trading and NS Manager, directly owns 31,735 shares of Common Stock, less than 1.0% of the total number of shares of Common Stock outstanding, which includes the vested portion of 47,521 shares of Common Stock subject to vesting over a three-year period, with one-third vesting on each anniversary of October 25, 2018, the grant date, and 17,562 shares of Common Stock which are vested as of the date hereof.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

(b)          By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the shares of Common Stock beneficially owned by the Reporting Persons.

(c)          Except as previously disclosed on this Schedule 13D or for the transactions described herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)          No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is supplemented by adding the following:

2020 Exchange Agreement

On May 12, 2020, NS Trading and the Issuer entered into an exchange agreement (the “Exchange Agreement”) pursuant to which NS Trading agreed to exchange the Inseego Notes that NS Trading held (representing an aggregate of $31,116,000 principal amount of Inseego Notes) for an aggregate of $22,260,826 in cash and $55,544,000 principal amount of convertible senior notes due 2025 (the “2025 Notes”) in a private placement transaction (the “Private Exchange Transaction”).  The 2025 Notes will mature on May 1, 2025, unless earlier converted, redeemed or repurchased. The 2025 Notes are convertible, subject to limitation, until the close of business on trading day immediately before the scheduled maturity date, at an initial conversion price of $12.61 per share of common stock, which is subject to adjustment.

CUSIP No. 45782B104	SCHEDULE 13D	Page 6 of 7

In connection with the Private Exchange Transaction, NS Trading and the Issuer expect to enter into a registration rights agreement, pursuant to which the Issuer will agree to file a registration statement with the SEC, promptly following the closing date of the Private Exchange Transaction, in order to effect a registration for the resale of the 2025 Notes and any shares of Common Stock issuable upon conversion of the 2025 Notes.

The foregoing descriptions of the Exchange Agreement and the 2025 Notes do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Exchange Agreement that is filed as Exhibit 10 hereto and the form of 2025 Note that is filed as Exhibit 11 hereto.
Item 7.  Material to Be Filed as Exhibits.

Exhibit 1*	Joint Filing Agreement, dated as of August 13, 2019, among North Sound Management, Inc., North Sound Trading LP and Brian Miller (previously filed).

Exhibit 2*
Securities Purchase Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 3*	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 4*
Registration Rights Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 5*
Indenture, dated January 9, 2017, between Inseego Corp. and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 6*	Form of Inseego Corp.’s 5.50% Convertible Senior Note due 2022 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed January 10, 2017).

Exhibit 7*	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed March 29, 2019).

Exhibit 8*
Securities Purchase Agreement, dated August 9, 2019, by and among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed August 13, 2019).

Exhibit 9*
Certificate of Designation of Series E Fixed-Rate Cumulative Perpetual Preferred Stock of Inseego Corp. (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K, filed August 13, 2019).

Exhibit 10
Form of Exchange Agreement, dated May 12, 2020, between the Issuer and certain investors holding the Company’s 5.50% Convertible Senior Notes due 2022 (incorporated by reference to Exhibit 1.2 to the Issuer's Current Report on Form 8-K, filed on May 12, 2020).

Exhibit 11	Form of 3.25% convertible senior note due 2025 (incorporated by reference to Exhibit 4.3 to the Issuer's Current Report on Form 8-K, filed on May 12, 2020).

*Previously filed.

CUSIP No. 45782B104	SCHEDULE 13D	Page 7 of 7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2020

NORTH SOUND MANAGEMENT, INC.

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

NORTH SOUND TRADING, LP

By:	North Sound Management, Inc., its general partner

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

/s/ Brian Miller
Brian Miller